EXHIBIT 99.1

Large AltiGen Shareholder Rejects Special Meeting Proposals,
Calls on Chairman to Step Down

Wanger Investment Management Discloses Board Letter Attacking Leadership Entrenchment, Adoption of Poison Pill, Lack of Board Independence and Loss of Shareholder Value

Invites Other AltiGen Shareholders to Join in Voicing and Discussing Concerns

CHICAGO, IL – May 15, 2009 – Wanger Investment Management, Inc., which manages the investments of the Wanger Long-Term Opportunity Fund II, LP, one of the largest shareholders of AltiGen Communications, Inc. (NASDAQ: ATGN) (“AltiGen”) with a stake in excess of 11% of the outstanding shares, today urged fellow shareholders to reject two proposals put forth by the Board to be voted on at the Special Meeting of Shareholders on May 26, 2009.

“We are voting against the two Board proposals up for vote at the special meeting and are actively sharing the concerns that have led us to take that position with other AltiGen shareholders.   It’s time to say to Gilbert Hu and the rest of the board that shareholders are taking a stand against his entrenchment tactics and shortcomings as a board leader.  Enough is enough,” said Eric D. Wanger, President and Chief Executive Officer of Wanger Investment Management.  “AltiGen is a good company with excellent prospects for growth, but is trading at an enterprise value of nearly zero as a result of poor leadership at the top, and we are therefore also asking Mr. Hu to resign as chairman of the board.”

In a letter dated May 15, 2009 and addressed to the AltiGen Board of Directors, Wanger outlined how Hu and other board members have failed to fulfill their fiduciary duty to shareholders and informed the board of his intention to urge other AltiGen shareholders to contact him to share and discuss their concerns.

The text of the letter is found below:

[SEE EXHIBIT 99.2]

ABOUT WANGER INVESTMENT MANAGEMENT
Wanger Investment Management, Inc. is a boutique investment management firm dedicated to creating and maintaining wealth for our clients through a fundamental approach to long-term investing.  For more information please visit our website at http://www.wangerfunds.com.

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